Michael J. Minahan 617.570.1021 mminahan@goodwinlaw.com	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

March 23, 2018

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance - Office of Transportation and Leisure
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Lyn Shenk and Amy Geddes

Re:                             Yatra Online, Inc.
Form 20-F for Fiscal Year Ended March 31, 2017
Filed June 30, 2017
File No. 001-37968

Dear Mesdames:

This letter is submitted on behalf of Yatra Online, Inc. (the “Company”) in response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 20-F (File No. 001-37968) filed with the Commission on June 30, 2017 (the “Annual Report”), as set forth in your letter dated March 8, 2018 addressed to Mr. Alok Vaish, Chief Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, the page references refer to the Annual Report.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2017, page F-2

1.              We have reviewed your response to prior comment 2. Please address each of the following.

•                  We note your disclosure on page 64 and elsewhere in your filing that the amounts included in your exceptional items line item “relate to the expenses accrued on account of the recent Business Combination with Terrapin 3 Acquisition Corp., NASDAQ listing related legal and professional

Ms. Shenk

Ms. Geddes

Division of Corporation Finance

March 23, 2018

expenses and contingent dividend, which totaled INR 4,242.5 million for the year ended March 31, 2017. This was a one-time cost for the year ended March 31, 2017.” Please revise your line item caption to one that better informs investors of the nature of the amounts included in that line item. We note that INR 4,069.7 of the total relates to listing expenses; however it is not entirely clear why you have identified these as such. Additionally revise the related accounting policy to specifically identify the types of items that are included in this line item and whether or not these types of items are expected to be a one-time cost. Please refer to IAS 1.86 and 97.

•                  We note that you have presented your expenses by nature and included subtotals to distinguish income from operating activities and non-operating activities. We note that your non-operating activities appear to be finance income, finance expense, share of loss of joint venture and exceptional items which include the items noted above. Given that the majority of the line items that you have classified as non-operating relate to financing and investing in your business, it continues to be unclear why you have segregated the line item currently captioned as “exceptional items” especially considering that you have described the majority of the total incurred for the year ended March 31, 2017 as listing expenses. Therefore, your presentation of Loss before exceptional items and income taxes subtotal appears to be inconsistent with IAS 1.86. Please revise accordingly.

RESPONSE: In response to Staff’s comments, the Company will, in all of its subsequent periodic reports, make the following voluntary changes to its existing disclosures on a go-forward basis:

•                  The Company will replace the line item currently captioned “Exceptional Items” with the caption  “Listing and related expenses” wherever it appears in the Company’s consolidated statements of profit or loss and other comprehensive loss.

•                  The Company will revise its related accounting policy, which in the Company’s Form 20-F is found  on page F-18, as below:

“Listing and related expenses refer to items of expense within the statement of profit or loss and other comprehensive loss which have been incurred in order to acquire listing status as well as raise additional capital through the issuance of shares of its capital stock, which are non-recurring and are of such size, similar nature or incidence that their separate disclosure is considered necessary to explain the performance of the Group, further details of which are given in Note 44.”

•                  The Company will remove the subtotal “Loss before exceptional items and income taxes” in the consolidated statement of profit or loss and other comprehensive loss and thus the segregation between the “Listing and related expenses” from other non-operating expenses will be eliminated.

The expense of INR 4,069.7 million represents the costs incurred by the Company to acquire its listing status as well as raise additional capital through the issuance of shares of its capital stock. These costs represents the difference between fair value of the shares issued and the net assets acquired as a result of the merger transaction between the Company and the NASDAQ-listed Terrapin 3 Acquisition Corporation. Because this one-time cost was incurred for the specific purpose of

Ms. Shenk
Ms. Geddes
Division of Corporation Finance
March 23, 2018

acquiring listing status, the cost is termed as the “listing expenses”.  This is in line with the IFRS Interpretation Committee decision dated 12 and 13 March 2013, on “Accounting for reverse acquisitions that do not constitute a business”, which concluded that the difference between the fair value of shares and net assets acquired represents payment for a service of a stock exchange listing for the Company’s shares.

As a result of the changes described above, the revised extract of the Company’s consolidated statement of profit and loss and other comprehensive loss for the year ended March 31, 2017 would have been presented as follows:

Extract of Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2017

(Amount in thousands, except per share data and number of shares)

	Notes	March 31,
		2017	2017	2016	2015
		INR	USD	INR	INR

Results from operations		(1,863,415)	(28,791)	(1,204,917)	(985,463)

Share of loss of joint venture	14	(9,441)	(146)	(11,802)	(11,005)
Finance income	15	369,269	5,705	95,072	93,559
Finance costs	16	(149,863)	(2,315)	(115,140)	(87,578)
Listing and related expenses	44	(4,242,526)	(65,548)	—	—
Loss before income taxes		(5,895,976)	(91,095)	(1,236,787)	(990,487)
Income tax (expense)/credit	17	(40,987)	(633)	(6,515)	42,720
Loss for the period		(5,936,963)	(91,728)	(1,243,302)	(947,767)

* * * * *

Ms. Shenk
Ms. Geddes
Division of Corporation Finance
March 23, 2018

If you should have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael Minahan

Michael Minahan

cc:                                Dhruv Shringi, Chief Executive Officer, Yatra Online, Inc.
Alok Vaish, Chief Financial Officer, Yatra Online, Inc.
Jocelyn Arel, Goodwin Procter LLP